VF 4-13-05



SI [illegible] IMISSION

05040120

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

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SEC FILE NUMBER
8- 48192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Peabody, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Coldwater Canyon Ave #100
(No. and Street)

Studio City (City) CA (State) 91604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Creaser (818) 761-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200, Encino, California 91316
(Address) (City) (State) (Zip Code)

RECEIVED APR 11 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 4/18

OATH OR AFFIRMATION

I, Robert Creaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Peabody, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


PATTIE FISCHER
Commission # 1391044
Notary Public - California
Ventura County
My Comm. Expires Jan 7, 2007

Signature

FINOP

Title

Notary Public Pattie Fischer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN PEABODY, INC.

Table Of Contents

MORGAN PEABODY, INC.

Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$ 145,485
Due from clearing firm	50,959
Due from insurance annuity	76,364
Total assets	272,808

OTHER ASSETS

Clearing deposit	69,374
Investment	3,027
Income tax benefit	12,437
Total other assets	84,838
Total assets	$ 357,646

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 26,017
Commission payable	55,986
Total liabilities	82,003

STOCKHOLDER'S EQUITY:

Common stock (2,000 shares authorized, 1,000 shares issued)	1
Paid in capital	512,205
Retained deficit	(236,563)
Total stockholder's equity	275,643
Total liabilities and stockholder's equity	$ 357,646

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Lease:

The Company rests its facilities and fixed assets on a month-to-month basis from its parent without a long term commitment.

Note 2: INCOME TAXES

The Company was formed as a "C" Corporation. The Company has a loss carry forward and is allowed to carry it forward 15 years except for the State of California. The Company's current income tax benefit is:

Federal	$ 7,671
State	4,766
Total	$ 12,437

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2004 the company had a net capital of $186,842 which is $86,842 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness ($82,003) to net capital was 0.44:1, which is less than 15:1.

MORGAN PEABODY, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2004

		Focus 12/31/04		Audit 12/31/04		Change
Stockholder's equity, December 31, 2004	$	192,301	$	275,643	$	(83,342)
Subtract - Non allowable assets:		19,374		88,801		(69,427)
Tentative net capital		172,927		186,842		(13,915)
NET CAPITAL		172,927		186,842		(13,915)
Minimum net capital		(100,000)		(100,000)		0
Excess net capital	$	72,927	$	86,842		(13,915)
Aggregate indebtedness		25,586		82,003		(56,417)
Ratio of aggregate indebtedness to net capital		0.15%		0.44%		

Changes are due to accrual of commission receivable and corresponding payables.

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

April 6, 2005

Teresa Makhijani, Compliance Examiner
NASD
300 S. Grand Avenue, Suite 1600
Los Angeles, CA 90071

Re: Morgan Peabody Inc. (CRD# 38306)
Certified Audit Amendment

Dear Ms. Makhijani:

Please find enclosed pursuant to your letter dated March 29, 2005, the amended pages to the certified audit for the period ending December 31, 2004.

Should you have questions, please call Dave Banerjee at (818) 382-7720.

Sincerely,



Dave Banerjee, C.P.A.

Cc: Attention: Sherry Lawrence (1copy)
NASD Regulation Inc.
Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

Securities Exchange Commission (2 copies)
450 5th Street N.W.
Washington, DC 20549

Securities and Exchange Commission (1 copy)
Pacific Regional Office
Attn: Cindy Wong
5670 Wilshire Blvd. 11th Floor
Los Angeles, CA 90036-3648

Mr. Robert Creaser
Morgan Peabody Inc.
4400 Coldwater Canyon Avenue
Studio City, CA 91604